Exhibit 99.12

Note to the reader

The Monthly Report on Financial Transactions provides an overview of the Québec government’s monthly financial results. It is produced to increase the transparency of public finances and to provide regular monitoring of the achievement of the budgetary balance target for the fiscal year. The financial information presented in this report is unaudited and is based on the accounting policies used in the government’s annual financial statements.(1)

In March 2020, the World Health Organization declared a COVID-19 pandemic. The pandemic and the measures implemented to deal with it are having significant impacts, in particular on the Québec government’s financial situation.

The Monthly Report on Financial Transactions at December 31, 2021, will be published at the same time as the Québec Budget Plan – March 2022.

SUMMARY OF CONSOLIDATED RESULTS
(unaudited data, millions of dollars)
	November			April to November
	2020	2021	Change	2020-2021	2021-2022	Change	Change (%)
Own-source revenue	8 072	9 003	931	56 556	68 498	11 942	21.1
Federal transfers	2 699	2 261	–438	18 915	18 713	–202	–1.1
Consolidated revenue	10 771	11 264	493	75 471	87 211	11 740	15.6
Portfolio expenditures(2)	–9 519	–10 743	–1 224	–73 856	–77 743	–3 887	5.3
Debt service	–650	–740	–90	–4 731	–5 759	–1 028	21.7
Consolidated expenditure	–10 169	–11 483	–1 314	–78 587	–83 502	–4 915	6.3
SURPLUS (DEFICIT)(3)	602	–219	–821	–3 116	3 709	6 825	—
BALANCED BUDGET ACT
Deposits of dedicated revenues in the Generations Fund	–198	–273	–75	–1 779	–2 236	–457	—
BUDGETARY BALANCE(4)	404	–492	–896	–4 895	1 473	6 368	—

CONSOLIDATED REVENUE

Own-source revenue

At November 30, 2021, own-source revenue totalled $68.5 billion. This represents an increase of $11.9 billion (21.1%) compared to the same period last year.

- Strong economic activity since last March is having a positive effect on own-source revenue.

Cumulative change in own-source revenue
(millions of dollars)

15,000
12,000
9,000
6,000
3,000
0
April and May
June
July
August
September
October
November
December
January
February
March

Tax revenue increased by $8.9 billion (19.5%) to $54.4 billion, due to:

- a $3.5-billion increase (16.3%) in **personal income tax**, owing in particular to the growth in wages and salaries, while a significant slowdown was observed in the same period in 2020;
- a $791-million increase (20.0%) in **contributions for health services**, due to the growth in wages and salaries;
- a $2.5-billion increase (56.0%) in revenue from **corporate taxes**, owing in particular to the growth in the net operating surplus of corporations and the effect of the business support measures announced since the beginning of the pandemic;
- a $93-million decrease (11.6%) in the **school property tax**, due mainly to the reduction in school tax rates resulting from the introduction of a single rate since July 1, 2020;
- a $2.2-billion increase (14.8%) in **consumption taxes**, due to increased household consumption and robust investment in residential construction.

Other own-source revenue increased by $1.8 billion (19.5%) to $11.0 billion, due to:

- a $1.0-billion increase (37.5%) in **duties and permits**, owing mainly to the increase in mining revenues resulting from sustained metal prices in markets since 2020 and to the increase in revenues collected under Québec's cap-and-trade system for greenhouse gas emission allowances;
- a $748-million increase (11.7%) in **miscellaneous revenue,** owing in particular to higher revenues from the sale of goods and services due to the easing of lockdown measures related to the COVID-19 pandemic compared to the same period in 2020.

Revenue from government enterprises increased by $1.3 billion (70.3%) to $3.1 billion. This increase is mainly attributable to the impact of COVID-19 on the results of government enterprises in 2020-2021, particularly those of Hydro-Québec and Loto-Québec.

OWN-SOURCE REVENUE
(unaudited data, millions of dollars)
	November			April to November
	2020	2021	Change	2020-2021	2021-2022	Change	Change (%)
Income and property taxes
Personal income tax	2 969	3 007	38	21 574	25 081	3 507	16.3
Contributions for health services	528	536	8	3 948	4 739	791	20.0
Corporate taxes	711	1 122	411	4 419	6 893	2 474	56.0
School property tax	90	90	—	805	712	–93	–11.6
Consumption taxes	2 056	2 203	147	14 825	17 020	2 195	14.8
Tax revenue	6 354	6 958	604	45 571	54 445	8 874	19.5
Duties and permits	508	722	214	2 783	3 827	1 044	37.5
Miscellaneous revenue	819	936	117	6 388	7 136	748	11.7
Other own-source revenue	1 327	1 658	331	9 171	10 963	1 792	19.5
Total own-source revenue excluding revenue from government enterprises	7 681	8 616	935	54 742	65 408	10 666	19.5
Revenue from government enterprises	391	387	–4	1 814	3 090	1 276	70.3
TOTAL	8 072	9 003	931	56 556	68 498	11 942	21.1

FEDERAL TRANSFERS
(unaudited data, millions of dollars)
	November			April to November
	2020	2021	Change	2020-2021	2021-2022	Change	Change (%)
Equalization	1 104	1 094	–10	8 835	8 746	–89	–1.0
Health transfers	568	679	111	4 548	5 426	878	19.3
Transfers for post-secondary education and other social programs	133	136	3	1 069	1 083	14	1.3
Other programs	894	352	–542	4 463	3 458	–1 005	–22.5
TOTAL	2 699	2 261	–438	18 915	18 713	–202	–1.1

Expenditure in the Éducation portfolio increased by $635 million (6.1%) to $11.0 billion. This increase is explained, in particular, by the reopening of schools, which were temporarily closed in the spring of 2020 due to the COVID-19 pandemic.

Expenditure in the Enseignement supérieur portfolio increased by $313 million (6.0%) to $5.6 billion. This growth is due in part to the resumption of some activities that were limited in 2020-2021 in higher education institutions.

Expenditure in other portfolios decreased by $356 million (1.5%) to $23.9 billion, due in particular to:

  a $633-million increase in expenditure in the Travail, Emploi et Solidarité sociale portfolio, mainly due to the implementation of the extraordinary cost of living allowance announced in the November 2021 Update on Québec’s Economic and Financial Situation;

  a $488-million decrease in expenditure in the Affaires municipales et Habitation portfolio, mainly due to one-time financial assistance in 2020-2021 under the Safe Restart Agreement to support municipalities in the context of the pandemic.

Debt service expenditure increased by $1.0 billion (21.7%) to $5.8 billion. This increase is mainly due to the rise in interest rates.

CONSOLIDATED EXPENDITURES BY PORTFOLIO(5)
(unaudited data, millions of dollars)
	November				April to November
	2020	(6)	2021	Change	2020-2021	(6)	2021-2022	Change	Change (%)
Santé et Services sociaux	4 464		4 972	508	34 522		37 181	2 659	7.7
Éducation	1 611		1 670	59	10 336		10 971	635	6.1
Enseignement supérieur	655		747	92	5 252		5 565	313	6.0
Other portfolios(7)	2 708		3 296	588	23 545		23 901	356	1.5
Change in the application of the accounting standard respecting transfer payments	81		58	–23	201		125	–76	–37.8
Portfolio expenditures	9 519		10 743	1 224	73 856		77 743	3 887	5.3
Debt service	650		740	90	4 731		5 759	1 028	21.7
TOTAL	10 169		11 483	1 314	78 587		83 502	4 915	6.3

NET FINANCIAL SURPLUSES OR REQUIREMENTS

Composition of net financial surpluses or requirements

The government’s revenue and expenditure are established on an accrual basis of accounting. Revenue is recognized when earned and expenditure when incurred, regardless of when receipts and disbursements occur.

Net financial surpluses (requirements), on the other hand, consist of the difference between receipts and disbursements resulting from government activities. To meet its net financial requirements, the government uses a variety of financing sources, including cash and borrowings.

The various items for net financial requirements represent net receipts and disbursements generated by the government’s loans, interests in its enterprises, fixed assets and other investments, as well as by retirement plans and other employee future benefits, and by other accounts. This last item includes the payment of accounts payable and the collection of accounts receivable. Deposits in the Generations Fund also result in financial requirements.

Beginning with the Monthly Report on Financial Transactions at December 31, 2020, the presentation of net financial surpluses (requirements) has been modified to make it comparable to the presentation used in the Québec Budget Plan – March 2021. Thus, the heading “Investments, loans and advances” now includes the change in short-term investments, and the heading “Retirement plans and other employee future benefits” now takes into account the reinvestment of investment income from the Retirement Plans Sinking Fund and specific funds. A new heading, “Deposits in the Generations Fund,” includes the financial requirements generated by the revenues dedicated to the Generations Fund.

For the period April to November 2021, net financial requirements amount to $10.3 billion and are due to:

  the $3.7-billion surplus resulting from the difference between government revenue and expenditure;

  the $9.6-billion financial requirements for investments, loans and advances, due primarily to an increase in short-term investments of $6.6 billion as part of overall cash management, as well as the growth in the consolidation value of government enterprises;(8)

  the $2.8-billion financial requirements related to government capital investments, mainly due to investments of $5.7 billion, offset by amortization expenses of $2.9 billion;(8)

  the $2.0-billion financial requirements related to retirement plans and other employee future benefits liabilities, resulting from the payment of government employee benefits of $4.4 billion, partially offset by the net cost of plans of $2.3 billion;(8)

  the $2.5-billion surplus for other accounts;(9)

  the $2.2-billion financial requirements generated by deposits in the Generations Fund.

NET FINANCIAL SURPLUSES OR REQUIREMENTS
(unaudited data, millions of dollars)
April to November
	2020-2021	2021-2022
SURPLUS (DEFICIT)(3)	–3 116	3 709
Non-budgetary transactions
Investments, loans and advances	–11 809	–9 580
Capital investments	–2 434	–2 772
Retirement plans and other employee future benefits	–1 718	–1 971
Other accounts(9)	2 544	2 504
Deposits in the Generations Fund	–1 779	–2 236
Total non-budgetary transactions	–15 196	–14 055
NET FINANCIAL SURPLUSES (REQUIREMENTS)	–18 312	–10 346

CHANGE IN THE BUDGETARY BALANCE IN 2021-2022

Results at November 30, 2021, that is, for the first eight months of the fiscal year, showed a budgetary surplus of $1.5 billion.

According to the data presented in the fall 2021 Update on Québec’s Economic and Financial Situation, a budgetary deficit of $6.8 billion is expected for 2021-2022, before the use of the stabilization reserve.

For the last four months of the fiscal year, that is, from December 2021 to March 2022, the budgetary deficit will come from:

  results excluding initiatives, which will increase the deficit by $5.3 billion;

    A significant portion of the anticipated annual expenditures will be made in the last four months.

    Moreover, growth in own-source revenue will gradually slow from 21.1% after eight months to 10.6% for the full fiscal year, similar to the projected change in nominal GDP (10.8%). High growth at the beginning of 2021-2022 is mainly due to the strong recovery in economic activities, while a significant slowdown was observed in the same period in 2020-2021. This effect will subside by the end of the fiscal year.

  initiatives presented in the Québec Budget Plan – March 2021, of which a balance of $1.7 billion has yet to be recorded;

  new initiatives presented in the fall 2021 Update on Québec’s Economic and Financial Situation, of which a balance of $1.3 billion has yet to be recorded.

The use of the stabilization reserve will reduce the budgetary deficit to $5.6 billion.

CHANGE IN THE BUDGETARY BALANCE IN 2021-2022
(millions of dollars)
2021-2022
BUDGETARY BALANCE(4) – MONTHLY REPORT ON FINANCIAL TRANSACTIONS AT NOVEMBER 30, 2021	1 473
UPCOMING RESULTS FROM DECEMBER 2021 TO MARCH 2022
Results excluding initiatives
– Consolidated revenue	43 838
– Consolidated expenditure	–48 112
– Deposits of dedicated revenues in the Generations Fund	–1 052
Subtotal	–5 326
Balance of initiatives in the March 2021 budget to be recorded	–1 708
Balance of initiatives in the November 2021 update to be recorded	–1 286
TOTAL UPCOMING RESULTS	–8 320
PROJECTED BUDGETARY BALANCE BEFORE USE OF THE STABILIZATION RESERVE	–6 847
Use of the stabilization reserve	1 221
PROJECTED BUDGETARY BALANCE(4) – NOVEMBER 2021 UPDATE	–5 626

APPENDIX 1: BUDGET FORECASTS – CHANGE SINCE THE MARCH 2021 BUDGET

BUDGET FORECASTS FOR 2021-2022
(millions of dollars)
	March 2021		Fall 2021
	budget	Adjustments	update	(10)	Change (%)	(11)
CONSOLIDATED REVENUE
Income and property taxes
Personal income tax	35 921	1 711	37 632		7.5
Contributions for health services	6 796	393	7 189		12.4
Corporate taxes	8 013	1 764	9 777		9.2
School property tax	1 113	–26	1 087		–6.0
Consumption taxes	23 325	950	24 275		13.6
Tax revenue	75 168	4 792	79 960		9.7
Duties and permits	4 853	325	5 178		12.2
Miscellaneous revenue	10 989	–8	10 981		11.1
Other own-source revenue	15 842	317	16 159		11.5
Total own-source revenue excluding revenue from government enterprises	91 010	5 109	96 119		10.0
Revenue from government enterprises	4 658	831	5 489		22.2
Total own-source revenue	95 668	5 940	101 608		10.6
Federal transfers	26 899	2 565	29 464		–4.1
Total consolidated revenue	122 567	8 505	131 072		6.9
CONSOLIDATED EXPENDITURE
Santé et Services sociaux	–52 358	–3 732	–56 090		2.5
Éducation	–18 312	202	–18 110		6.9
Enseignement supérieur	–9 491	27	–9 464		14.5
Other portfolios(7)	–40 981	–1 071	–42 052		8.6
Change in the application of the accounting standard respecting transfer payments	–732	382	–350		—
Portfolio expenditures	–121 874	–4 192	–126 066		5.8
Debt service	–8 613	48	–8 565		11.4
Total consolidated expenditure	–130 487	–4 144	–134 631		6.2
Provision for economic risks and other support and recovery measures	–1 250	1 250	—		—
SURPLUS (DEFICIT)(3)	–9 170	5 611	–3 559		—
BALANCED BUDGET ACT
Deposits of dedicated revenues in the Generations Fund	–3 080	–208	–3 288		—
BUDGETARY BALANCE BEFORE USE OF THE STABILIZATION RESERVE	–12 250	5 403	–6 847		—
Use of the stabilization reserve	—	1 221	1 221		—
BUDGETARY BALANCE(4)	–12 250	6 624	–5 626		—

APPENDIX 2: EXPENDITURES BY MISSION

Government expenditures are broken down into five public service missions. This breakdown of the government’s expenditures into its main areas of activity is a stable indicator over time because it is usually not influenced by Cabinet shuffles. Moreover, since this breakdown is also used in public accounts, its presentation in the Monthly Report on Financial Transactions allows for a better monitoring of actual results over the course of the year.

The public service missions are:

  Health and Social Services, which consists primarily of the activities of the health and social services network and the programs administered by the Régie de l’assurance maladie du Québec;

  Education and Culture, which consists primarily of the activities of the education networks, student financial assistance, programs in the culture sector and immigration-related programs;

  Economy and Environment, which primarily includes programs related to economic development, employment assistance measures, international relations, the environment and infrastructure support;

  Support for Individuals and Families, which includes, in particular, last-resort financial assistance, assistance measures for families and seniors, and certain legal aid measures;

  Administration and Justice, which consists mainly of the activities of legislature, central bodies and public security, as well as administrative programs.

CONSOLIDATED EXPENDITURES BY MISSION EXCLUDING DEBT SERVICE
(unaudited data, millions of dollars)
	November		April to November
	2020(6)	2021	2020-2021(6)	2021-2022
Health and Social Services	4 354	4 888	33 648	36 445
Education and Culture	2 355	2 463	16 241	17 201
Economy and Environment	1 215	1 176	9 909	10 227
Support for Individuals and Families	759	1 517	7 640	8 495
Administration and Justice	755	641	6 217	5 250
Change in the application of the accounting standard respecting transfer payments	81	58	201	125
TOTAL	9 519	10 743	73 856	77 743

Consolidated financial information

Consolidated results include the results of all entities that are part of the government’s reporting entity, i.e., that are under its control. To determine consolidated results, the government eliminates transactions carried out between entities in the reporting entity. Additional information on the government’s financial organization and the funding of public services can be found on pages 13 to 18 of the document titled “Budgetary Process and Documents: Public Financial Accountability” (in French only).

Change in the application of the accounting standard respecting transfer payments

The Québec government contributes to the funding of public infrastructure owned by third parties. In most cases, funding is provided through annual transfers paid according to a schedule that corresponds to the rate of repayment of the loans contracted by the recipients to carry out the projects.

For these infrastructure projects, the government changed the application of PS 3410, Transfer payments, to account for transfer expenditures based on the period of completion of eligible work by transfer recipients. Previously, transfer expenditures were recorded at the rate of disbursements authorized by Parliament and the balance of funded work was reported in contractual obligations. This change results in more timely recognition of transfer expenditures in the government’s consolidated financial statements.

In this monthly report, the estimated impact of this change has been accounted for retroactively and is presented in the consolidated expenditures in the line “Change in the application of the accounting standard respecting transfer payments.” The Public Accounts 2020-2021 present the final impact of the application of the accounting standard, including on the government’s accumulated deficit as at March 31, 2021.

Notes

(1)	A summary of the government’s accounting policies can be found on pages 74 to 77 of Volume 1 of the Public Accounts 2020-2021.
(2)	Portfolio expenditures include the impact of the change in the application of the accounting standard respecting transfer payments.
(3)	Balance as defined in the Public Accounts.
(4)	Budgetary balance within the meaning of the Balanced Budget Act.
(5)	Consolidated expenditures by mission are presented in Appendix 2.
(6)	Certain expenditures were reclassified between portfolios and between missions to take into account the transition to the 2021-2022 budgetary structure.
(7)	Other portfolios include inter-portfolio eliminations resulting from the elimination of reciprocal transactions between entities in different portfolios.
(8)	These items, which are included in the government’s budgetary surplus (deficit), are eliminated in non-budgetary transactions because they have no effect on cash flow.
(9)

The financial surpluses or requirements pertaining to other accounts can vary significantly from one month to the next, in particular according to the time when the government collects or disburses funds related to its activities. For example, when the last day of the month is not a business day, QST remittances are collected at the beginning of the following month, such that the equivalent of two months’ remittances can be collected in a given month.

(10)

The presentation of the budgetary information in this monthly report is consistent with that of the financial framework as published in the fall 2021 Update on Québec’s Economic and Financial Situation.

(11)	This is the annual change compared to results in 2020-2021.

For more information, contact the Direction des communications of the Ministère des Finances at 418-528-7382.

The report is also available on the Ministère des Finances website: www.finances.gouv.qc.ca.